Exhibit 99.1

North America’s Railroad

NEWS RELEASE

CN announces US$1.5 billion debt offering

MONTREAL, August 2, 2022 — CN (TSX: CNR) (NYSE: CNI) today announced a public debt offering of US$1.5 billion comprised of US$800 million 3.85% Notes due 2032 and US$700 million 4.40% Notes due 2052. CN expects to close the offering on August 5, 2022, subject to customary closing conditions.

CN plans to use the net proceeds from the offering for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

The debt offering is being made in the United States under an effective shelf registration statement dated May 4, 2022. The joint book-running managers of the debt offering are: BofA Securities, Inc., Citigroup Global Markets Inc., Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC. The senior co-managers of the debt offering are: BNP Paribas Securities Corp. and U.S. Bancorp Investments, Inc. The co-managers of the debt offering are: BMO Capital Markets Corp., CIBC World Markets Corp., Desjardins Securities Inc., and SMBC Nikko Securities America, Inc.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting: BofA Securities, Inc., 200 North College Street NC1-004-03-43, Charlotte NC 28255-0001, Attention: Prospectus Department, toll free: 1-800-294-1322, e-mail: dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, toll free: 1-800-831-9146, email: prospectus@citi.com; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, toll free: 1-800-645-3751, email: wfscustomerservice@wellsfargo.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements relating to the timing and completion of the proposed debt offering, which is subject to customary termination rights and closing conditions. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Contacts:

Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
438-455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca